SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
CONSECO, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))
3.50% Convertible Debentures due 2035
(Title of Class of Securities)
208464BH9
208464BG1
(CUSIP Number of Class of Securities)
Karl Kindig
Corporate Counsel and Corporate Secretary
11825 N. Pennsylvania Street
Carmel, Indiana 46032
(317) 817-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Gary I. Horowitz
Roxane F. Reardon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
Calculation of Filing Fee

Transaction valuation *	Amount of filing fee *
N/A	N/A

*	Pursuant to Instruction D of Schedule TO, no filing fee is required for pre-commencement communications.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 12. Exhibits
EX-99.A.5.I
EX-99.A.5.II
EX-99.A.5.III
EX-99.A.5.IV
EX-99.A.5.V
EX-99.A.5.VI

INTRODUCTION
     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to pre-commencement communications made by Conseco, Inc., a Delaware corporation (the “Company,” “Conseco,” “we” or “us”), in connection with its contemplated offer to purchase (the “Tender Offer”) for cash any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (the “Debentures”). The press releases and excerpts from the preliminary offering memorandum relating to the private offering of our new debentures which constitute pre-commencement communications are attached to this Schedule TO as Exhibits (a)(5)(i) through (a)(5)(vi). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.
     We have not commenced the Tender Offer. Upon commencement of the Tender Offer, we will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an offer to purchase and related documents. Once available, holders of Debentures are advised to read the Schedule TO and related exhibits because they will contain important information. Holders of Debentures may obtain copies of the documents we file with the Securities and Exchange Commission, including the Schedule TO and related exhibits, free from the Securities and Exchange Commission’s website, which may be accessed at www.sec.gov, and the investor relations section of our website, which may be accessed at investor.conseco.com.
Item 12. Exhibits.
     Exhibits filed as a part of this Schedule TO are listed below.

Exhibit
Number	Description
(a)(5)(i)	Press Release, issued October 13, 2009, relating to the private offering of new convertible debentures.

(a)(5)(ii)	Press Release, issued October 13, 2009, relating to the proposed registered offering of common stock.

(a)(5)(iii)	Press Release, issued October 13, 2009, relating to the private placement of our common stock and warrants.

(a)(5)(iv)	Recent Developments from Preliminary Offering Memorandum dated October 13, 2009.

(a)(5)(v)	Risk Factors from Preliminary Offering Memorandum dated October 13, 2009.

(a)(5)(vi)	Capitalization from Preliminary Offering Memorandum dated October 13, 2009.